UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Eyenovia, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

30234E 104
(CUSIP Number)

Stuart M. Grant 11 Summit Lane Greenville, DE 19807 302 449-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30234E 104		Page 2 of 5
1		NAME OF REPORTING PERSON Stuart M. Grant I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,389,178[1]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
4,389,178[1]
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,389,178[1]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.0% [2]
14		TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock, $.0001 par value (the “Common Stock”), of Eyenovia, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 229 Madison Avenue, Suite 2400, New York, NY 10017

Item 2.	Identity and Background.

(a)        This Schedule 13D is filed by Stuart M. Grant who is referred to herein as the “Reporting Person.”

(b)        The Reporting Person’s address is 11 Summit Lane, Greenville, DE 19807.

(c)        The Reporting Person is the managing director of BenchWalk Advisors.

(d)       During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person used an aggregate of approximately $8,500,000 of his personal funds to acquire the shares of Common Stock, which he beneficially owns.

Item 4.	Purpose of Transaction.

(a)-(j).  The shares of Common Stock beneficially owned by the Reporting Person have been acquired for investment purposes and were not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Person reserves the right to change his plan and intentions at any time as he deems appropriate.

The Reporting Person may acquire additional shares of Common Stock, dispose of all or some of his shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors.

Other than as set forth below, the Reporting Person has no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

The Reporting Person currently intends to vote the outstanding shares of Common Stock, which he owns, for the election of Messers. Eshelman, Ianchulev, Lee and Sun and against the election of Messers. LaBelle, Mario and Mather, at the Issuer’s 2020 Annual Meeting currently scheduled to be held on June 11, 2020 and at all adjournments, postponements or continuations thereof. The Reporting Person believes that the Issuer needs independent directors who can provide advice and guidance with respect to financing, partnering and strategic alternatives and, as demonstrated by the results of the Issuer’s two most recent financing transactions, the Reporting Person does not believe that Messers. LaBelle, Mario and Strather (each of whom is currently an independent director of the Isuuer) have the ability to do so.

Item 5.	Interest in Securities of the Issuer.

(a)       The Reporting Person beneficially owns 4,389,178 shares of Common Stock, representing 19% of the Issuer’s Common Stock (1)(2). Of such shares beneficially owned, 3,260,128 shares are currently outstanding and 1,129,050 shares are issuable upon exercise of the Class A Warrants and Class B Warrants of the Issuer currently owned by the Reporting Person.

(b)       The Reporting Person has the sole power to vote or to direct the vote or to dispose or to direct the disposition of all of the shares of Common Stock beneficially owned by him.

(c)       As previously reported on the Reporting Person’s Schedule 13G/A dated March 25, 2020, on March 23, 2020, the Reporting Person purchased 903,240 Units from the Issuer in a private placement at a price of $2.21425 per Unit. Each Unit consisted of (a) one share of Common Stock, (b) one Class A Warrant and (c) one Class B Warrant. Each Class A Warrant represents the right to acquire 0.5 shares of Common Stock for a price per full share of Common Stock of $2.058 and each Class B Warrant represents the right to acquire 0.75 shares of Common Stock for a price per full share of Common Stock of $2.4696. The Class A Warrants are exercisable until March 23, 2021 and the Class B Warrants are exercisable until March 23, 2025.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2020	STUART M. GRANT

	By:	/s/ Stuart M. Grant
	Name	Stuart M. Grant
Title

FOOTNOTES

1.	Consists of (i) 3,260,128 shares of Common Stock, (ii) 451,620 shares of Common Stock issuable upon exercise of Class A Warrants owned by the Reporting Person and (iii) 677,430 shares of Common Stock issuable upon exercise of Class B Warrants owned by the Reporting Person. Each Class A Warrant is exercisable, until March 23, 2021, for 0.50 shares of Common Stock for a price per each full share of Common Stock of $2.058 and each Class B Warrant is exercisable, until March 23, 2025, for 0.75 shares of Common Stock for a price per each full share of Common Stock of $2.4696.

2.	Pursuant to Rule 13d-3(d) (1)(i), the percentage of the Issuer’s Common Stock beneficially owned by the Reporting Person is calculated by dividing the shares beneficially owned by the Reporting Person, as reported in Item 5 of this Schedule 13D, by the sum of (i) the 19,776,0119 outstanding shares of Common Stock of the Issuer as of March 25, 2020 (ii) , the 1,337,659 shares of Common Stock issuable upon exercise of the Class A Warrants of the Issuer and (iii) the 2,006,495 shares of Common Stock issuable upon exercise of the Class B Warrants of the Issuer. The number of outstanding securities of the Issuer set forth in clause: (i) is as reported in the Issuer’s Form 10-K for the year ended December 31, 2019 and (ii) and (iii)) are as reported in the Issuer’s Form 8-K dated March 23, 2020.